Exhibit 3.15

State or Delaware
Secretary of State
Division of Corporations
Delivered 12:46 PM 10/07/2020
F1LED 12:46 PM10/07/2020	STATE OF DELAWARE
SR 20207696261 • File Number 2888556	CERTIFICATE OF CORRECTION

Cemtrex Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

l.	The name of the corporation is Cemtrex Inc.

2.	That a Certificate of Amendment was filed by the Secretary of State of Delaware on 07/29/2020 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.	The inaccuracy or defect of said Certificate is: (must be specific) The authorized shares was incorrectly stated due to a clerical error.

4.	Article 3 of the Certificate is corrected to read as follows:

Article1 of the Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

ARTICLE 4. CAPITAL STOCK. The total number of shares of all classes of stock which the Corporation shall have authority to issue is Sixty Million (60,000,000) shares, consisting of (i) Fifty Million (50,000,000) shares of Common Stock, par value $0.001 per share, and (ii) Ten Million (10,000,000) shares of Preferred Stock, par value of $0.001 per share. Except as otherwise provided by law, the shares of stock of the Corporation, regardless of class, may be issued by the Corporation from time to time in such amounts, for such consideration and for such corporate purposes as the Board of Directors may from time to time determine.

Effective at 12:01 a.m. on June 13, 2019 (the “Effective Time”), every eight (8) shares of common stock issued and outstanding immediately prior to the Effective Time (“Old Common Stock”) shall automatically be combined, without any action on the part of the holder thereof, into one (1) validly issued, fully paid and non-assessable share of common stock (“New Common Stock”), subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares of common stock shall be issued in connection with the Reverse Stock Split. No stockholder of the Corporation shall transfer any fractional shares of common stock. The Corporation shall not recognize on its stock record books any purported transfer of any fractional share of common stock. No certificates representing fractional shares of New Common Stock will be issued in connection with the Reverse Stock Split. Holders who otherwise would be entitled to receive fractional share interests of New Common Stock because they hold a number of shares not evenly divisible by the Reverse Stock Split ratio will automatically be entitled to receive an additional fraction of a share of New Common Stock to round up to the next whole share of New Common Stock in lieu of any fractional share created as a result of such Reverse Stock Split. Each certificate that immediately prior to the Effective Time represented shares of Old Common Stock (“Old Certificates’’), shall thereafter represent that number of shares of New Common Stock into which the shares of Old Common Stock represented by the Old Certificate shall have been combined.

IN WITNESS WHEREOF, said corporation has caused this Certificate of Correction this 7th day of October, A.D. 2020.

/s/ Saagar Govil

Name: Saagar Govil
Title: President, CEO and Chairman of the Board